Exhibit 99.1

Materialise Announces Results of 2020 Extraordinary General Shareholders’ Meeting

Leuven, Belgium – January 4, 2021 – Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing solutions, today announced the results of the votes cast at its extraordinary general shareholders’ meeting held on Thursday, December 31, 2020.

At the extraordinary general shareholders’ meeting, the only resolution set out in the convocation notice was adopted. As such, the merger between Ailanthus NV (a company fully owned by Wilfried Vancraen and Hilde Ingelaere) and Materialise NV was approved.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest and most complete 3D printing facilities in the world. For additional information, please visit: www.materialise.com.